UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180



Page 1 of 15 consecutively numbered pages.
The exhibit index appears on page 14.

MASCO CORPORATION HOURLY 401(k) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Hourly 401(k) Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Detroit, Michigan
June 24, 2008

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

ASSETS	2007	2006
Investments, at fair value:		
Mutual funds	$178,975,394	$162,357,577
Company stock fund	1,516,150	2,072,162
Participant loans receivable	13,585,707	12,227,571
Total investments	194,077,251	176,657,310
Receivables:		
Employer contributions	115,873	441,006
Participant contributions	357,138	429,185
Total receivables	473,011	870,191
NET ASSETS AVAILABLE FOR BENEFITS	$194,550,262	$177,527,501

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2007

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 5,310,082
Interest and dividend income	13,655,397
Total investment activity	18,965,479
Participant contributions	18,187,543
Employer contributions	6,123,839
Total additions	43,276,861
Deductions:	
Benefit payments	21,486,296
Other, net	60,466
Total deductions	21,546,762
Transfers:	
Net transfers out of Plan (Note A)	4,707,338
Net increase	17,022,761
Net assets available for benefits:	
Beginning of year	177,527,501
End of year	$194,550,262

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 in 2007. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions which were limited to $5,000 in 2007. Participants may also make rollover contributions representing distributions from individual IRAs or other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2007 and December 31, 2006, forfeited nonvested employer contributions totaled $13,104 and $125,323, respectively, and the forfeited amounts were used in each succeeding year to reduce employer contributions and plan fees.

A. Description of Plan, continued:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions. Loans outstanding as of December 31, 2007 are due at various dates through 2022 and bear interest at rates ranging from 4% to 10.5%.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

During 2007, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans and the Masco Services Group Corporation 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $1,195,189.

Effective January 1, 2007, BrassCraft Manufacturing Company - Gardena, California, was removed as a currently participating employer and added as a formerly participating employer.

Effective January 1, 2007, Masco Corporation of Indiana - Delta Faucet Corporation, Chickasha, Oklahoma, was removed as a currently participating employer and added as a formerly participating employer.

Effective January 8, 2007, Merillat LP - Albuquerque, New Mexico, was removed as a currently participating employer and added as a formerly participating employer.

Effective July 2, 2007, H & H Tube and Manufacturing Company was removed as a currently participating employer and added as a formerly participating employer. As a result of this event, net assets of $3,555,995 were transferred out of the Plan on September 4, 2007.

Effective September 4, 2007, Arrow Fasteners was added as a currently participating employer. As a result of this event, net assets of $43,846 were transferred into the Plan on September 4, 2007.

B. **Summary of Significant Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2007 and 2006. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

B. Summary of Significant Accounting Policies, concluded:

Recently Issued Accounting Pronouncements

In September, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is effective for the Plan year beginning January 1, 2008 and is not expected to have a material effect on the Plan's financial statements.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2007 and 2006.

	2007	2006
Fidelity Independence Fund, 482,706 and 484,815 shares, respectively	$13,607,489	$10,646,546
Fidelity Magellan® Fund, 214,278 and 198,329 shares, respectively	$20,114,310	$17,754,394
Fidelity Retirement Government Money Market Portfolio, 21,991,682 and 51,908,604 shares, respectively	$21,991,682	$51,908,604

During 2007, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $5,310,082 as follows:

Mutual Funds	$ 5,875,541
Masco Corporation Company Stock Fund	(565,459)
	$ 5,310,082

The Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $1,482,562 and cash and money market investments of $33,588.

D. Income Tax Status:

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

E. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

F. Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2007.

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost[1]	(e) Current Value
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 151,070 shares		$ 4,607,637
*	American Beacon Advisors	American Beacon Small Cap Value Fund-PA Class 36,403 shares		626,863
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 172,544 shares		5,338,517
*	JP Morgan Investment Management	JP Morgan Midcap Value Fund-Institutional Class 203,689 shares		4,996,476
*	The Managers Funds LLC	Managers Special Equity Fund 24,102 shares		1,548,806
*	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 193,096 shares		2,064,198
*	Wellington Management Company, LLP	Vanguard Wellington Fund-Admiral Class 147,952 shares		8,335,608
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 223,610 shares		8,910,859
		Fidelity Magellan® Fund 214,278 shares		20,114,310
		Fidelity Intermediate Bond Fund 688,309 shares		6,986,341
		Fidelity Independence Fund 482,706 shares		13,607,489
		Fidelity Overseas Fund 174,872 shares		8,462,055
		Fidelity Low-Priced Stock Fund 145,192 shares		5,971,754
		Fidelity Equity Income II Fund 248,961 shares		5,721,117
		Fidelity Retirement Government Money Market Portfolio 21,991,682 shares		21,991,682
		Spartan® U.S. Equity Index Fund 165,624 shares		8,595,878

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2007

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost[1]	(e) Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Diversified International Fund 70,076 shares		2,796,018
		Fidelity Freedom Income Fund® 41,366 shares		473,636
		Fidelity Freedom 2000 Fund® 30,170 shares		373,200
		Fidelity Freedom 2005 Fund℠ 14,257 shares		168,089
		Fidelity Freedom 2010 Fund® 212,268 shares		3,145,813
		Fidelity Freedom 2015 Fund℠ 278,444 shares		3,472,193
		Fidelity Freedom 2020 Fund® 525,385 shares		8,306,344
		Fidelity Freedom 2025 Fund℠ 484,067 shares		6,380,006
		Fidelity Freedom 2030 Fund® 561,155 shares		9,270,287
		Fidelity Freedom 2035 Fund℠ 384,037 shares		5,253,620
		Fidelity Freedom 2040 Fund® 517,910 shares		5,039,261
		Fidelity Freedom 2045 Fund℠ 342,500 shares		3,887,372
		Fidelity Freedom 2050 Fund℠ 221,344 shares		2,529,965
		Masco Corporation Company Stock Fund 207,692 shares Masco Corporation Common Stock $1,482,562 Cash and Money Market $33,588		1,516,150
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.00% - 10.5%		13,585,707
				$ 194,077,251

[1] Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

* These investments are with a party-in-interest.

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation Hourly 401(k) Plan



Date: June 24, 2008

By: ______________________________

John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 24, 2008 relating to the financial statements of Masco Corporation Hourly 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 24, 2008

END